1775 I Street, N.W.
Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax
www.dechert.com

JULIEN BOURGEOIS

julien.bourgeois@dechert.com
+1 202 261 3451 Direct
+1 202 261 3151 Fax

December 10, 2009

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Brion Thompson, Esq.

Re:	Investment Grade Municipal Income Fund Inc. (the “Fund”) SEC File No. 811-07096

Dear Mr. Thompson:

This letter addresses the telephonic discussion between Brion Thompson of the SEC Staff and Julien Bourgeois of Dechert LLP on December 2, 2009, regarding the Fund’s preliminary proxy statement, form of proxy, and other soliciting material filed on November 13, 2009 with respect to the Fund’s annual meeting of shareholders (“Annual Meeting”). During that discussion, it was brought to the SEC Staff’s attention that the Fund has cancelled the Annual Meeting, and that the Fund will hold a special meeting of shareholders (“Special Meeting”) solely for the purpose of considering a proposal to liquidate and dissolve the Fund. As a result, the Fund will not be filing definitive proxy materials for the Annual Meeting and will be filing a preliminary proxy statement, form of proxy, and other soliciting material for the Special Meeting in the near future. More information about this matter is included in the press release, attached hereto as Exhibit A, which was distributed on December 1, 2009.

Consequently, the SEC Staff indicated that it did not see a need to communicate to the Fund its comments on the November 13, 2009 filing, and that they would be reviewing the preliminary proxy statement, form of proxy, and other soliciting material to be filed for the Special Meeting. The SEC Staff asked that this discussion be documented through the filing of the present correspondence.

* * * *

Should you have any questions or comments, please contact the undersigned at 202.261.3451.

Sincerely,

/s/ Julien Bourgeois

cc:	Keith A. Weller – Vice President and Assistant Secretary of the Fund

EXHIBIT A

UBS Global Asset Management (Americas) Inc. 1285 Avenue of the Americas
New York, NY 10019
Tel. 888-793 8637

Closed-End Funds Desk

www.ubs.com

Media release

For immediate release

Investment Grade Municipal Income Fund Inc. announces special meeting of shareholders for consideration of proposal to liquidate the fund in lieu of previously announced annual meeting

Contact: UBS Global Asset Management Closed-End Funds Desk, 888-793 8637

New York, December 1, 2009 — Investment Grade Municipal Income Fund Inc. (the "Fund") (NYSE: PPM) today announced that it will hold a special meeting of shareholders solely for the purpose of considering a proposal to liquidate and dissolve the Fund (the “Liquidation Proposal”) in lieu of the previously announced annual meeting (the “2010 Annual Meeting”).

The Fund has received indications that Western Investment LLC (“Western”) and Karpus Investment Management (“Karpus”) each would be willing to support the Liquidation Proposal, subject to their review of the proxy materials to be issued for the special meeting. Western and Karpus each owns a substantial percentage of the Fund’s common stock.

The Fund’s Board of Directors (the “Board”) determined to cancel the previously scheduled 2010 Annual Meeting, and schedule the special meeting, after Western and Karpus each indicated support for the Liquidation Proposal and a desire to proceed to a special meeting solely for the purpose of considering the Liquidation Proposal. The Board believes that it would be in the best interests of the Fund and all of its shareholders to hold a special meeting solely to consider the Liquidation Proposal, in order to attempt to prevent a possibly lengthy and costly confrontation with Western and/or Karpus, each of which had submitted their own proposals to be considered at the 2010 Annual Meeting. Proceeding in this manner should help avoid a contested meeting, which could result in an expensive “proxy battle.” A contested meeting would make it more difficult and expensive for the Fund and its proxy solicitor to solicit votes on the Liquidation Proposal, which already was on the agenda for the 2010 Annual Meeting. The Fund’s 2009 Annual Meeting had been contested.

The Fund had previously scheduled its 2010 Annual Meeting for February 11, 2010 for the purpose of considering: (1) the election of directors; (2) the Liquidation Proposal; (3) a proposal from Karpus that the Fund conduct a tender offer for all of its outstanding shares; and (4) a proposal from Western recommending that the Fund’s board be prohibited from retaining UBS Global Asset Management (Americas) Inc. and certain other entities as investment manager for the Fund. The Fund also had received notice of Western’s intent to nominate its own slate of individuals for election to the Fund’s Board at the 2010 Annual Meeting.

If the Liquidation Proposal is approved, the Fund does not intend to hold an annual meeting later in 2010, but instead management will proceed to liquidate and dissolve the Fund. If the Liquidation Proposal is not approved, the Fund will call an annual meeting for 2010, and Western and Karpus have each informed the Fund that they intend to have each of their shareholder proposals considered at that time.

The special meeting is scheduled to be held on February 23, 2010. The Fund has set Tuesday, December 29, 2009, as the record date for determination of the shareholders entitled to vote at the special meeting and any adjournment or postponement thereof.

Further information regarding the Liquidation Proposal will be included in the Fund’s proxy materials for the special meeting which are expected to be mailed to all shareholders shortly after the record date.